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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12B-25

                       Commission File Number 2-74238-B

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
             [_] Form N-SAR

     For Period Ended: FEBRUARY 28, 2001

[_] Transition Report on Form 10-K      [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F      [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

     For the Transition Period Ended:
                                      ----------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   LOJACK CORPORATION

Former name if applicable
                          ----------------------------------------------------


Address of principal executive office (Street and number)   333 ELM STREET

City, State and Zip Code   DEDHAM, MASSACHUSETTS 02026
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                                    PART II
                            RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [x]   (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule

            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

          The Division of Corporation Finance of the Securities and Exchange Commission recently completed its review of the Company's revenue recognition policies of domestic LoJack unit sales. The SEC did not object to the Company's current accounting policy for revenue recognition of domestic LoJack unit sales upon installation of the unit in customers' vehicles. However, because the review of the Company's revenue recognition policies required significant attention of the Company's accounting staff and management and its independent auditors, the Company has not been able to complete the preparation of its Form 10-K for the year ended February 28, 2001, including the review of the related financial statements by the Company's management, in sufficient time to permit the Company's Form 10-K to be filed by the due date, May 29, 2001 without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

            Keith E. Farris       (781)            326-4700
            (Name)             (Area Code)    (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                               [x] Yes       No

       (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes       No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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          The registrant expects to report net income of approximately
     $4,500,000 ($0.27 per share) for the fiscal year ended February 28, 2001. Included in net income is a charge for the cumulative effect of a change in accounting principle of $2,979,000 that will be taken as a result of a change in revenue recognition policies with respect to foreign license revenues caused by the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The SAB 101 adjustment is a cumulative adjustment to defer and amortize to future years revenue previously recognized on international license fees. The effect of adopting SAB 101 on revenues from international license fees will be to lower the registrant's earnings for the year by $0.18 per diluted share. Fiscal 2001 net income was also adversely impacted by a pre-tax charge of $1.5 million ($0.06 per share) related to a management reorganization.

                               LOJACK CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 29, 2001               By: /s/  Keith E. Farris
        ------------                   --- ---------------------

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to file a timely report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.